Exhibit 99.5

NICE Enlighten AI Receives 2022 “Workforce Innovation of the Year” Honor
 in Customer Contact Week’s Excellence Awards Competition

NICE is honored for its ability to address unique challenges in workforce optimization, for increasing agent productivity, and for driving superior contact center and CX performance

Hoboken, N.J., July 12, 2022 – NICE (Nasdaq: NICE) today announced that Customer Contact Week Digital (CCW), has named NICE and its Enlighten AI for Customer Satisfaction (CSAT) solution as its 2022 “Workforce Innovation of the Year” award recipient. The 2022 Workforce Innovation Award recognizes vendors, individuals and teams which have made a commitment to driving superior contact center and CX performance.

CCW’s “Workforce Innovation of the Year” category awards the solution that links employee expectations to customer value and increased agent engagement. The winner is evaluated based on their ability to: address a unique challenge in workforce optimization; deliver cost savings, regardless of size and scope; increase agent productivity and reduce customer effort through tangible metrics; and support rapidly evolving needs client needs throughout the COVID-19 pandemic.

"NICE continues to release unique solutions that enable organizations to grow and retain top talent while delivering the frictionless and personalized experiences that today’s consumers expect,” said Barry Cooper, President, NICE Workforce and Customer Experience Group. “We are honored to be recognized for innovating in workforce engagement by leveraging AI to empower and motivate agents with guidance to deliver outstanding consumer experiences.”

NICE Enlighten AI for CSAT is a complete out-of-the box solution that scores agents’ soft-skill behaviors on every interaction — objectively and consistently — eliminating the need for manual interpretation. It provides immediate value to organizations of all sizes with purpose-built AI and machine learning technology derived from the largest syndicated interaction dataset that is deployed effortlessly 'out-of-the-box'.

A true innovation for the contact center, Enlighten AI for CSAT empowers agents to positively impact their customer satisfaction outcome, highlighting the behaviors needed for achieving their goals with real-time guidance. Supervisors spend less time hunting for information and more time leveraging the data insights to deliver personalized coaching to agents, reducing both effort and cost.

To learn how organizations are empowering employees to deliver exceptional CX with Enlighten AI for Customer Satisfaction, please read our case study here.

About CCW Digital
CCW Digital is the global online community and research hub of more than 150,000 customer contact members. With the mission of creating customer contact rockstars, CCW Digital provides the customer contact community with the research, analysis, and network required to optimize their customer contact operations. Representing organizations big and small from all corners of the globe, our members stay up-to-date on the latest tools, techniques, and technologies by accessing our reports, innovative research formats, and various forms of digital media that all complement our industry leading live event series.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.